UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Earle M. Jorgensen Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

480829 10 0

(CUSIP Number)

James J. Connors, II, Esq.

Vice President and General Counsel

Kelso & Company

320 Park Avenue, 24th Floor

New York, NY 10022

(212) 223-2379

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 480829 10 0	Page 2 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelso Investment Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0	Page 3 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KIA III – Earle M. Jorgensen, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0	Page 4 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelso Investment Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0	Page 5 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelso Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9%(1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0	Page 6 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelso Partners I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0	Page 7 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelso Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0	Page 8 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelso Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 480829 10 0	Page 9 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph S. Schuchert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9%(1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0	Page 10 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank T. Nickell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 20,499 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 20,499 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,195,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0	Page 11 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas R. Wall, IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,000 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 5,000 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,179,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0	Page 12 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George E. Matelich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,000 8. Shared Voting Power 25,174,635(1) 9. Sole Dispositive Power 5,000 10. Shared Dispositive Power 25,174,635(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,179,635(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.9% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0	Page 13 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael B. Goldberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 22,457,427(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 22,457,427(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,427(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 46.3% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0	Page 14 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David I. Wahrhaftig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 22,457,427(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 22,457,427(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,427(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 46.3% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0	Page 15 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank K. Bynum, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 22,457,427(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 22,457,427(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,427(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 46.3% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0	Page 16 of 27

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philip E. Berney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 22,457,427(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 22,457,427(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,427(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 46.3% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 480829 10 0	Page 17 of 27

(1)    Of the 25,205,134 shares reported on this Schedule 13D, (a) 22,445,881 shares are owned of record by Kelso Investment Associates IV, L.P. (“KIA IV”), (b) 11,616 shares are owned of record by Kelso Equity Partners II, L.P. (“KEP II”), (c) 1,704,740 shares are owned of record by KIA III – Earle M. Jorgensen, L.P. (“KIA III”), (d) 1,012,468 shares are owned of record by Kelso Investment Associates, L.P. (“KIA”), (e) 5,000 shares are owned of record by George E. Matelich, (f) 5,000 shares are owned of record by Thomas R. Wall, IV, and (g) 20,499 shares are owned of record by Frank T. Nickell. Kelso Partners I, L.P. (“KP I”) is the general partner of KIA and has voting and dispositive power over the shares held by KIA. KP I disclaims beneficial ownership of the securities owned of record by KIA pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Kelso Partners III, L.P. (“KP III”) is the general partner of KIA III and has voting and dispositive power over the shares held by KIA III. KP III disclaims beneficial ownership of the securities owned of record by KIA III pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Kelso Partners IV, L.P. (“KP IV”) is the general partner of KIA IV and has voting and dispositive power over the shares held by KIA IV. KP IV disclaims beneficial ownership of the securities owned of record by KIA IV pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

CUSIP No. 480829 10 0	Page 18 of 27

Each of KIA, KIA III, KIA IV, and KEP II (collectively the “Kelso Funds”), due to their common control, may be deemed to beneficially own the securities owned of record by each of the others. Each of the Kelso Funds disclaims beneficial ownership of the securities owned of record by each of the others pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of KP I, KP III and KP IV (the “General Partners”), due to their common control, may be deemed to beneficially own the securities owned of record by each of the Kelso Funds. Each of the General Partners disclaims beneficial ownership of the securities owned of record by each of the Kelso Funds pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of securities owned of record by KIA IV and KEP II, by virtue of their status as general partners of KP IV and KEP II. Messrs. Schuchert, Nickell, Wall, and Matelich, may be deemed to share beneficial ownership of securities owned of record by KIA III and KIA by virtue of their status as general partners of KP III and KP I. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share dispositive and voting power with respect to securities owned by each of the Kelso Funds, as to which they serve as a general partner of the General Partner. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney each disclaim beneficial ownership of the securities owned or deemed beneficially owned by each of the Kelso Funds and the General Partners pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of the Kelso Funds, each of the General Partners, Messrs. Schuchert, Goldberg, Wahrhaftig, Bynum and Berney disclaim beneficial ownership of the securities owned of record by each of Messrs. Wall, Matelich and Nickell pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Messrs. Nickell, Wall and Matelich each disclaim beneficial ownership of the securities owned or deemed beneficially owned by each of the others pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Item 1. Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of Earle M. Jorgensen Company (the “Issuer”), and the principal executive offices of the Issuer are located at 10650 Alameda Street, Lynwood, CA 90262.

CUSIP No. 480829 10 0	Page 19 of 27

Item 2. Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

Kelso Investment Associates, L.P. (“KIA”), KIA III – Earle M. Jorgensen, L.P. (“KIA III”), Kelso Investment Associates IV, L.P. (“KIA IV”) and Kelso Equity Partners II, L.P. (“KEP II”) are private investment funds affiliated with Kelso & Company, L.P., a Delaware limited partnership (“Kelso”). Kelso is a private investment firm specializing in acquisition transactions. The general partner of KIA is Kelso Partners I, L.P. (“KP I”), the principal business of which is serving as the general partner of KIA. The general partner of KIA III is Kelso Partners III, L.P. (“KP III”), the principal business of which is serving as the general partner of KIA III. The general partner of KIA IV is Kelso Partners IV, L.P. (“KP IV”), the principal business of which is serving as the general partner of KIA IV.

The general partners of KP IV and KEP II are Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney. The general partners of KP III and KP I are Messrs. Schuchert, Nickell, Wall, and Matelich. The principal address of all of the persons or entities referred to in this Item 2 is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022. Each of the entities referenced in this Item 2 are organized in the State of Delaware. Each of the persons referenced in this Item 2 are citizens of the United States of America. Reference is made to Schedule I hereto.

During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the transactions reported on this form: KIA owned 24,519 shares of Earle M. Jorgensen Holding Company, Inc.’s (“Holding”) 13% Cumulative Preferred Stock, par value $.01 per share (“Holding Series A Preferred Stock”); KIA III owned 1,704,740 shares of Holding common stock, par value $.01 per share (“Holding Common Stock”); KIA IV owned (a) 6,512,943 shares of Holding Common Stock, (b) warrants to purchase 2,937,915 shares of Holding Common Stock, and (c) Series A Variable Rate Notes issued by Holding with a value of $257,069,318.15 as of April 20, 2005 (including accrued but unpaid interest through April 20, 2005) (the “Notes”); KEP II owned 11,616 shares of Holding Common Stock; Frank T. Nickell owned 20,499 shares of Holding Common Stock; and each of Messrs. Matelich and Wall owned 5,000 shares of Holding Common Stock.

Pursuant to a merger and financial restructuring consummated on April 20, 2005, (a) each share of Holding Common Stock was exchanged for one share of Earle M. Jorgensen Company’s (“the Issuer’s”) common stock, (b) each share of Holding Series A Preferred Stock was exchanged for $403.75 in cash

CUSIP No. 480829 10 0	Page 20 of 27

and 41.29 shares of the Issuer’s common stock, without giving effect to the holdback of shares in case the underwriters’ thirty day over-allotment option in the Issuer’s initial public offering is exercised, (c) the warrants owned by KIA IV were exchanged for 2,934,977 shares of the Issuer’s common stock, and (d) the Notes were exchanged for cash and 12,997,890 shares of the Issuer’s common stock, without giving effect to the holdback of shares in case the underwriters’ thirty day over-allotment option in the Issuer’s initial public offering is exercised.

Item 4. Purpose of Transaction

See Item 3 above. The reporting persons hold the shares of Common Stock referenced herein for general investment purposes. The reporting persons may purchase additional shares of Common Stock in private or open-market transactions for investment purposes, or dispose of shares of Common Stock. None of the reporting persons, each in their capacity as an investor in securities of the Issuer, has a plan or proposal with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer

(a)	The responses of KIA III, KIA, KEP II, KP I, KP III, KP IV, KIA IV, Joseph S. Schuchert, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr. and Philip E. Berney with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnote (1) to such information) are incorporated herein by reference. The figures repeated in Row 13 of the cover pages are based upon 48,517,110 shares, as reported in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, by Earle M. Jorgensen Company on April 15, 2005.

(b)	The responses of KIA III, KIA, KEP II, KP I, KP III, KP IV, KIA IV, Joseph S. Schuchert, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr. and Philip E. Berney with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnote (1) to such information) are incorporated herein by reference.

(c)	Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by the persons or entities referenced in Item 2 above.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 480829 10 0	Page 21 of 27

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

KIA, KIA III, KIA IV and KEP II, (collectively, the “Kelso Funds”) entered into an exchange agreement (as amended, the “Exchange Agreement”), dated as of December 17, 2004, and amended as of March 3, 2005, with the Issuer and Earle M. Jorgensen Holding Company, Inc. (“Holding”), pursuant to which the Kelso Funds voted all shares of Holding capital stock held by such funds in favor of the adoption and approval of that certain agreement and plan of merger (as amended, the “Merger Agreement”), dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005, by and among the Issuer, Holding and EMJ Metals LLC at a special meeting of stockholders held on April 13, 2005. The merger and financial restructuring transactions contemplated by the Exchange Agreement and the Merger Agreement were consummated on April 20, 2005, and (a) each share of Holding common stock was exchanged for one share of the Issuer’s common stock, (b) each share of Holding Series A Preferred Stock was exchanged for $403.75 in cash and 41.29 shares of the Issuer’s Common Stock, without giving effect to the holdback of shares in case the underwriters’ thirty day over-allotment option in the Issuer’s initial public offering is exercised, (c) the warrants owned by KIA IV were exchanged for 2,934,977 shares of the Issuer’s common stock, and (d) the Notes were exchanged for cash and 12,997,890 shares of the Issuer’s common stock, without giving effect to the holdback of shares in case the underwriters’ thirty day over-allotment option in the Issuer’s initial public offering is exercised.

Pursuant to a Nominating Agreement dated as of April 20, 2005, the Issuer agreed with the Kelso Funds, that for so long as the Kelso Funds own in excess of 20% of the Issuer’s issued and outstanding Common Stock, the Kelso Funds will be entitled to designate two directors, and for so long as the Kelso Funds own in excess of 10% of the Issuer’s Common Stock, the Kelso Funds will be entitled to designate one director, to be included in the slate of directors by the Issuer for election to the Issuer’s board of directors in the Issuer’s annual proxy statement.

Pursuant to a Registration Rights Agreement dated as of April 20, 2005, the Issuer also agreed with the Kelso Funds, other Kelso affiliates and Maurice S. Nelson, Jr. that the Issuer will provide the Kelso Funds, other Kelso affiliates and Mr. Nelson with certain demand and piggyback registration rights with respect to shares of the Issuer’s Common Stock. These demand and piggyback registration rights will be exercisable upon the expiration of certain lock-up agreements entered into by the Kelso Funds, other Kelso affiliates and Mr. Nelson in connection with the Issuer’s initial public offering. Pursuant to the demand registration rights, the Kelso Funds and other Kelso affiliates may require the Issuer to prepare and file a registration statement under the Securities Act of 1933, as amended, at the Issuer’s expense, covering all or a portion of their shares.

On December 17, 2004, the Issuer and Kelso entered into an amendment to a financial advisory agreement pursuant to which Kelso will continue to provide financial advisory services to the Issuer and the Issuer has continuing obligations with respect to reimbursement of expenses of and indemnification of Kelso.

Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of the persons and entities referenced in Item 2, there are no contracts, arrangements, understandings or relationships among the persons and entities named in Item 2 and between such persons and entities and any other person or entity with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 480829 10 0	Page 22 of 27

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement.*

2.	Agreement and Plan of Merger, dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005, by and among Earle M. Jorgensen Company (the “Issuer”), Holding and EMJ Metals LLC. Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-4 as filed on March 11, 2005 (Registration No. 33-111882) (the “Amendment No. 5 to the Issuer’s 2004 Registration Statement”).

3.	Exchange Agreement, dated as of December 17, 2004, and amended as of March 3, 2005, by and among the Issuer, Holding, Kelso Investment Associates, L.P. (“KIA”), Kelso Equity Partners II, L.P. (“KEP II”), KIA III-Earle M. Jorgensen, L.P. (“KIA III”), and Kelso Investment Associates IV, L.P. (“KIA IV”). Incorporated herein by reference to Exhibit 2.2 to Amendment No. 5 to the Issuer’s 2004 Registration Statement.

4.	First Amendment to Agreement and Plan of Merger and Reorganization, dated as of January 28, 2005, by and among the Issuer, Holding and EMJ Metals LLC. Incorporated herein by reference to Exhibit 10.24 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004 (the “Issuer’s December 31, 2004 Form 10-Q”).

5.	Second Amendment to Agreement and Plan of Merger and Reorganization, dated as of March 3, 2005, by and among the Issuer, Holding and EMJ Metals LLC. Incorporated herein by reference to Exhibit 2.4 to the Issuer’s Amendment No. 4 to Registration Statement on Form S-4 as filed on March 8, 2005 (Registration No. 33-111882) (the “Amendment No. 4 to the Issuer’s 2004 Registration Statement”).

6.	First Amendment to Exchange Agreement, dated as of March 3, 2005, by and among the Issuer, Holding, KIA IV, KEP II, KIA III, and KIA. Incorporated herein by reference to Exhibit 2.5 to Amendment No. 4 to the Issuer’s 2004 Registration Statement.

7.	Form of Registration Rights Agreement by and among the Issuer, Maurice S. Nelson, Jr., KIA, KEP II, KIA III and KIA IV. Incorporated by reference to Exhibit 10.31 of the Issuer’s Amendment No. 2 to Registration Statement on Form S-4 as filed on December 22, 2004 (Registration No. 33-111882) (the “Amendment No. 2 to the Issuer’s 2004 Registration Statement”).

8.	Form of Nominating Agreement by and among the Issuer, KIA, KEP II, KIA III and KIA IV. Incorporated by reference to Exhibit 10.32 of Amendment No. 2 to the Issuer’s 2004 Registration Statement.

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9.	Services Agreement by and between EMJ Acquisition, Inc. and Kelso & Company, L.P. dated March 19, 1990. Incorporated by reference to Exhibit 10.2 of Holding’s Registration Statement on Form S-1 as filed on May 30, 1990 (Registration No. 33-35022).

10.	Amendment to Advisory Agreement, dated as of December 17, 2004, by and between the Issuer and Kelso & Company, L.P. Incorporated by reference to Exhibit 10.33 of Amendment No. 2 to the Issuer’s 2004 Registration Statement.

11.	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Initial Statement of Beneficial Ownership of Securities on Form 3, filed April 14, 2005).

12.	Power of Attorney (incorporated by reference to Exhibit 24.2 to the Initial Statement of Beneficial Ownership of Securities on Form 3, filed April 14, 2005).

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: *	KIA III – Earle M. Jorgensen, L.P.	4/29/05
	** Signature of Reporting Person	Date

By: *	Kelso Investment Associates, L.P.	4/29/05
	** Signature of Reporting Person	Date

By: *	Kelso Equity Partners II, L.P.	4/29/05
	** Signature of Reporting Person	Date

By: *	Kelso Investment Associates IV, L.P.	4/29/05
	** Signature of Reporting Person	Date

By: *	Kelso Partners I, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Kelso Partners III, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Kelso Partners IV, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Joseph S. Schuchert	4/29/05
	** Signature of Reporting Person	Date

By: *	Frank T. Nickell	4/29/05
	** Signature of Reporting Person	Date

By: *	Thomas R. Wall, IV	4/29/05
	** Signature of Reporting Person	Date

By: *	George E. Matelich	4/29/05
	** Signature of Reporting Person	Date

By: *	Michael B. Goldberg	4/29/05
	** Signature of Reporting Person	Date

By: *	David I. Wahrhaftig	4/29/05
	** Signature of Reporting Person	Date

By: *	Frank K. Bynum, Jr.	4/29/05
	** Signature of Reporting Person	Date

By: *	Philip E. Berney	4/29/05
	** Signature of Reporting Person	Date

* By:	Rosanna T. Leone, Attorney-in-fact	4/29/05
	** Signature of Reporting Person	Date

SCHEDULE I

The following table sets forth the name and present principal occupation of each of the persons referenced in Item 2 to this Schedule 13D. The business address of each such person is c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Frank T. Nickell	President and Chief Executive Officer of Kelso & Company, L.P.
Thomas R. Wall, IV	Managing Director of Kelso & Company, L.P.
George E. Matelich	Managing Director of Kelso & Company, L.P.
Michael B. Goldberg	Managing Director of Kelso & Company, L.P.
David I. Wahrhaftig	Managing Director of Kelso & Company, L.P.
Frank K. Bynum, Jr.	Managing Director of Kelso & Company, L.P.
Philip E. Berney	Managing Director of Kelso & Company, L.P.
Joseph S. Schuchert	Chairman of the Board of Kelso Companies, Inc., the general partner of Kelso & Company, L.P.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Act of 1934, as amended, the undersigned (each, a “Reporting Person,” and collectively the “Reporting Persons”) hereby agree to the joint filing with all other Reporting Persons on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Earle M. Jorgensen Company and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of April, 2005.

By: *	KIA III – Earle M. Jorgensen, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Kelso Investment Associates, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Kelso Equity Partners II, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Kelso Investment Associates IV, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Kelso Partners I, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Kelso Partners III, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Kelso Partners IV, L.P.	4/29/05
	**Signature of Reporting Person	Date

By: *	Joseph S. Schuchert	4/29/05
	**Signature of Reporting Person	Date

By: *	Frank T. Nickell	4/29/05
	**Signature of Reporting Person	Date

By: *	Thomas R. Wall, IV	4/29/05
	**Signature of Reporting Person	Date

By: *	George E. Matelich	4/29/05
	**Signature of Reporting Person	Date

By: *	Michael B. Goldberg	4/29/05
	**Signature of Reporting Person	Date

By: *	David I. Wahrhaftig	4/29/05
	**Signature of Reporting Person	Date

By: *	Frank K. Bynum, Jr.	4/29/05
	**Signature of Reporting Person	Date

By: *	Philip E. Berney	4/29/05
	**Signature of Reporting Person	Date

* By:	Rosanna T. Leone, Attorney-in-fact	4/29/05
	**Signature of Reporting Person	Date